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                            June 1, 2020

       Patrick D. Hallinan
       Chief Financial Officer
       Fortune Brands Home & Security, Inc.
       520 Lake Cook Road
       Deerfield, Illinois 60015-5611

                                                        Re: Fortune Brands Home
& Security, Inc.
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Filed February 26,
2020
                                                            File No. 001-35166

       Dear Mr. Hallinan:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2019

       Item 8. Financial Statements and Supplementary Data
       6. Goodwill and Identifiable Intangible Assets, page 41

   1. We note you calculated the fair value of certain trade names in 2019 and 2018 for your impairment evaluation.
Please tell us how you determined it was not necessary to provide quantitative
information about the significant unobservable inputs used in the fair value measurement of these
assets. Please refer to ASC 820-10-50-2(bbb).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you
       have questions regarding the comment.
 Patrick D. Hallinan
Fortune Brands Home & Security, Inc.
June 1, 2020
Page 2


FirstName LastNamePatrick D. Hallinan               Sincerely,
Comapany NameFortune Brands Home & Security, Inc.
                                                    Division of Corporation
Finance
June 1, 2020 Page 2                                 Office of Real Estate &
Construction
FirstName LastName